rialto

Rialto empowers Black business ecosystem builders so you focus on the impact of your work and less on logistics.

COMMUNITY-AS-A-SERVICE

A Neighborhood on Rialto gives you tools to manage your business community.



Bulletin Board

The Bulletin Board ensures that your community will never be in the dark about the important things. Share announcements, events, news, blogs and more with the Bulletin Board.



Resource Library

The Resource Library minimizes the number of "can somebody share..." requests you get a day by centralizing your community's important content and links.



Office Hours

From asking "does anyone know an SEO expert?" to meeting with that expert can take days to weeks, but not with our Office Hours feature. Community members can easily find and meet with experts in the community directly on Rialto.



Forum

The heart of the Neighborhood where community members connect and build on each others' experiences. Share best practices through discussion threads, ask and answer tactical questions, and promote your wins to the entire community.

Coming soon



Events

Get your community events on the busy calendars of your members through the Events feature. They can browse, search, and opt-in to the events that match their interests.

Coming soon

Services

The Services Catalog app gives the experts in your Neighborhood a way to maximize their impact by sharing their skills directly with the members that need them.

Coming soon

BUSINESS DEVELOPMENT-AS-A-SERVICE

Your Neighborhood taps into the larger Rialto ecosystem through business development apps that help your members grow the companies.

Inclusive Capital

Access to capital is the biggest pain point Black business owners face. The Inclusive Capital directory is design to match community members to funding opportunities based on their business and its unique needs.

B2B Market Place

Find and sell tools and services that enable businesses to grow through the B2B Marketplace.

Customer Connect

Connecting your businesses to customer and government contract opportunities.

And more...